UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GUARDANT HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40131M109

1	NAMES OF REPORTING PERSON SOFTBANK VISION FUND (AIV M1) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,816,470*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,816,470*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,816,470
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 25,816,470 shares held of record by SoftBank Vision Fund (AIV M1) L.P. (the “Fund”).
**

Calculated based upon 85,754,101 shares of common stock outstanding as of November 16, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission.

CUSIP NO. 40131M109

1	NAMES OF REPORTING PERSON SB INVESTMENT ADVISERS (UK) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,816,470*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,816,470*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,816,470*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of 25,816,470 shares held of record by the Fund. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager, or AIFM, of SoftBank Vision Fund (AIV M1) L.P., and is exclusively responsible for managing the Fund in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of the Fund, SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of the Fund’s Investments.

**

Calculated based upon 85,754,101 shares of common stock outstanding as of November 16, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 30, 2018, as filed with the Securities and Exchange Commission.

CUSIP NO. 40131M109

Item 1(a)	Name of Issuer:

Guardant Health, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

505 Penobscot Dr.

Redwood City, California 94063

Item 2(a)	Name of Person Filing:

Softbank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Softbank Vision Fund (AIV M1) L.P.

251 Little Falls Drive

Wilmington, Delaware 19808

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JW

Item 2(c)	Citizenship:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: (i) Softbank Vision Fund (AIV M1) L.P., a Jersey limited partnership and (ii) SB Investment Advisers (UK) Limited, a limited liability company incorporated under the laws of the United Kingdom.

The reporting persons have entered into a Joint Filing Agreement, dated February 13, 2019, pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

40131M109

Item 3.

Not applicable.

CUSIP NO. 40131M109

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the cover pages for each of the reporting persons.

(b)	Percent of class:

See the cover pages for each of the reporting persons.

(c)	Number of shares as to which such person has:

See the cover pages for each of the reporting persons.

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the cover pages for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

Softbank Vision Fund (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited, manager of SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited

EXHIBIT A

As a result of the relationships described in this Exhibit A, Softbank Vision Fund (AIV M1) L.P., and SB Investment Advisers (UK) Ltd. may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934. As of December 31, 2018, the foregoing persons collectively owned 25,816,470 shares of common stock of the issuer.

As of December 31, 2018, Softbank Vision Fund (AIV M1) L.P. was the holder of record of 25,516,470 shares of common stock of the issuer. As a result, SB Investment Advisers (UK) Ltd. as alternative investment fund manager of Softbank Vision Fund (AIV M1) L.P. may be deemed to have voting and/or dispositive power with respect to such shares. SB Investment Advisers (UK) Ltd. disclaims beneficial ownership of such shares and this Schedule 13G shall not be deemed an admission that any such reporting person is the beneficial owner of such shares for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2019

Softbank Vision Fund (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited, manager of SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name: Brian Wheeler Title: General Counsel of SB Investment Advisers (UK) Limited